UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Nishi-Nippon City Ginko
(Name of Subject Company)
THE NISHI-NIPPON CITY BANK, LTD.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
THE NISHI-NIPPON CITY BANK, LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
THE NISHI-NIPPON CITY BANK, LTD. Attn: Takayuki Oniduka 3-6, Hakata-ekimae 1-chome, Hakata-ku, Fukuoka, Japan 812-0011 81-92-461-1867
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Concerning Commencement of Consideration of Establishment of a Holding Company Through a Share Transfer

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

THE NISHI-NIPPON CITY BANK, LTD. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated October 23, 2015.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NISHI-NIPPON CITY BANK, LTD.

/s/	Takashige Honda

Name:	Takashige Honda

Title:	Corporate Planning Division General Manager

Date: October 23, 2015